Exhibit 99.1

July 20, 2020

Mr. Biao Lu

Chief Executive Officer

Color Star Technology Co., Ltd.

800 3rd Ave., Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

Dear Mr. Lu:

This letter (the “Agreement”) constitutes the agreement between Maxim Group LLC (“Maxim” or the “Placement Agent”) and Color Star Technology Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which the Placement Agent shall serve as the placement agent for the Company, on a “reasonable best efforts” basis, in connection with the proposed placement (the “Placement”) of Ordinary Shares of the Company, par value US$0.001 per share (“Shares”), and warrants (“Warrants”) to purchase Shares of the Company (the “Warrant Shares” and collectively with the Shares and the Warrants, the “Securities”). The terms of the Placement and the Securities shall be mutually agreed upon by the Company and the purchasers (each, a “Purchaser” and collectively, the “Purchasers”) and nothing herein constitutes that the Placement Agent would have the power or authority to bind the Company or any Purchaser or an obligation for the Company to issue any Securities or complete the Placement. This Agreement and the documents executed and delivered by the Company and the Purchasers in connection with the Placement, including but not limited to the Purchase Agreement (as defined below) shall be collectively referred to herein as the “Transaction Documents.” The date of the closing of the Placement shall be referred to herein as the “Closing Date.” The Company expressly acknowledges and agrees that the Placement Agent’s obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of the Placement Agent’s with respect to securing any other financing on behalf of the Company. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Placement. The sale of the Securities to any Purchaser will be evidenced by a securities purchase agreement (the “Purchase Agreement”) between the Company and such Purchaser in a form reasonably acceptable to the Company and the Placement Agent. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of any Purchase Agreement, officers of the Company will be available to answer inquiries from prospective Purchasers.

SECTION 1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A. Representations of the Company. Each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Placement is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the Closing Date, hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that:

1. The Company has prepared and filed with the Commission a registration statement on Form F-3 (Registration No. 333-236616), and amendments thereto, and related preliminary prospectuses, for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Securities, which registration statement, as so amended (including post-effective amendments, if any) became effective on March 10, 2020. At the time of such filing, the Company met the requirements of Form F-3 under the Securities Act. Such registration statement meets the requirements set forth in Rule 415(a)(1)(x) under the Securities Act and complies with said Rule. The Company will file with the Commission pursuant to Rule 424(b) under the Securities Act, and the rules and regulations (the “Rules and Regulations”) of the Commission promulgated thereunder, a supplement to the form of prospectus included in such registration statement relating to the placement of the Securities and the plan of distribution thereof and has advised the Placement Agent of all further information (financial and other) with respect to the Company required to be set forth therein. Such registration statement, including the exhibits thereto, as amended at the date of this Agreement, is hereinafter called the “Registration Statement”; such prospectus in the form in which it appears in the Registration Statement is hereinafter called the “Base Prospectus”; and the supplemented form of prospectus, in the form in which it will be filed with the Commission pursuant to Rule 424(b) (including the Base Prospectus as so supplemented) is hereinafter called the “Prospectus Supplement.” Any reference in this Agreement to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall each be deemed to refer to and include the documents incorporated by reference therein (the “Incorporated Documents”) pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be; and any reference in this Agreement to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall be deemed to refer to and include the filing of any document under the Exchange Act after the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be, deemed to be incorporated therein by reference. All references in this Agreement to financial statements and schedules and other information which is “contained,” “included,” “described,” “referenced,” “set forth” or “stated” in the Registration Statement, the Base Prospectus or the Prospectus Supplement (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Base Prospectus or the Prospectus Supplement, as the case may be. No stop order suspending the effectiveness of the Registration Statement or the use of the Base Prospectus or the Prospectus Supplement has been issued, and no proceeding for any such purpose is pending or has been initiated or, to the Company's knowledge, is threatened by the Commission. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act and the “Time of Sale Prospectus” means the preliminary prospectus, if any, together with the free writing prospectuses, if any, used in connection with the Placement, including any documents incorporated by reference therein.

2. The Registration Statement (and any further documents to be filed with the Commission) contains all exhibits and schedules as required by the Securities Act. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations and did not and, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Base Prospectus, the Time of Sale Prospectus and the Prospectus Supplement, each as of its respective date, comply in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations. Each of the Base Prospectus, the Time of Sale Prospectus and the Prospectus Supplement, as amended or supplemented, did not and will not contain as of the date thereof any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Incorporated Documents, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, and none of such documents, when they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (with respect to Incorporated Documents incorporated by reference in the Base Prospectus or Prospectus Supplement), in the light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Base Prospectus, the Time of Sale Prospectus or Prospectus Supplement, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the date thereof which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission. There are no documents required to be filed with the Commission in connection with the transaction contemplated hereby that (x) have not been filed as required pursuant to the Securities Act or (y) will not be filed within the requisite time period. There are no contracts or other documents required to be described in the Base Prospectus, the Time of Sale Prospectus or Prospectus Supplement, or to be filed as exhibits or schedules to the Registration Statement, which (x) have not been described or filed as required or (y) will not be filed within the requisite time period.

3. The Company is eligible to use free writing prospectuses in connection with the Placement pursuant to Rules 164 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. The Company will not, without the prior consent of the Placement Agent, prepare, use or refer to, any free writing prospectus.

4. There are no affiliations with any FINRA member firm among the Company's officers, directors or, to the knowledge of the Company, any five percent (5.0%) or greater shareholder of the Company, except as set forth in the Registration Statement and SEC Reports.

B. Covenants of the Company. The Company has delivered, or will as promptly as practicable deliver, to the Placement Agent complete conformed copies of the Registration Statement and of each consent and certificate of experts, as applicable, filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), the Base Prospectus, the Time of Sale Prospectus and the Prospectus Supplement, as amended or supplemented, in such quantities and at such places as the Placement Agent reasonably requests. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date, any offering material in connection with the offering and sale of the Securities pursuant to the Placement other than the Base Prospectus, the Time of Sale Prospectus, the Prospectus Supplement, the Registration Statement, copies of the documents incorporated by reference therein and any other materials permitted by the Securities Act.

SECTION 2. REPRESENTATIONS OF THE PLACEMENT AGENT. The Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Exchange Act, (iii) is licensed as a broker/dealer under the laws of the States applicable to the offers and sales of the Securities by such Placement Agent, (iv) is and will be a body corporate validly existing under the laws of its place of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status as such. The Placement Agent covenants that it will use its reasonable best efforts to conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

SECTION 3. COMPENSATION. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent or its designees the following compensation with respect to the Securities which the Placement Agent is placing:

A. A cash fee (the “Cash Fee”) equal to an aggregate of seven percent (7.0%) of the aggregate gross proceeds raised in the Placement, including any over-allotment subscription. The Cash Fee shall be paid at the Closing of the Placement.

B. A non-accountable expense allowance (the “Non-Accountable Expense Allowance”) equal to US$5,000. The Non-Accountable Expense Allowance shall be paid at the Closing of the Placement.

C. Subject to compliance with FINRA Rule 5110(f)(2)(D), the Company also agrees to reimburse the Placement Agent for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal counsel, in an amount not to exceed an aggregate of US$25,000. The Company will reimburse Placement Agent directly out of the Closing of the Placement. In the event this Agreement shall terminate prior to the consummation of the Placement, the Placement Agent shall be entitled to reimbursement for actual expenses; provided, however, such expenses shall not exceed US$20,000.

D. The Placement Agent reserves the right to reduce any item of its compensation or adjust the terms thereof as specified herein in the event that a determination shall be made by FINRA to the effect that the Placement Agent’s aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

SECTION 4. INDEMNIFICATION. The Company agrees to the indemnification and other agreements set forth in the Indemnification Provisions (the “Indemnification”) attached hereto as Addendum A, the provisions of which are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

SECTION 5. ENGAGEMENT TERM. The Placement Agent’s engagement hereunder shall be until the later of (i) the final closing date of the Placement and (ii) September 30, 2020 (such date, the “Termination Date”). If the Company elects to terminate this Agreement for any reason even though the Placement Agent was prepared to proceed with the Placement reasonably within the intent of this Agreement, and if within twelve (12) months following such termination, the Company completes any financing of equity, equity-linked or debt or other capital raising activity of the Company (other than the exercise by any person or entity of any options, warrants or other convertible securities) with any of the investors “wall crossed” by Placement Agent for purposes of the Placement during the term of this Agreement (other than investors introduced to the Placement Agent by the Company, which the Placement Agent agrees have been introduced by the Company), then the Company will pay the Placement Agent upon the closing of such financing the compensation set forth in Section 3 herein to the extent of the gross proceeds received by the Company solely from such contacted investors. In the event the Company elects to terminate this Agreement for any reason, the Placement Agent shall provide a list of contacted investors. Notwithstanding anything to the contrary contained herein, the provisions concerning the Company’s obligation to pay any fees actually earned pursuant to Section 3 hereof and the provisions concerning confidentiality, indemnification and contribution contained herein and the Company’s obligations contained in the Indemnification Provisions will survive any expiration or termination of this Agreement. If this Agreement is terminated prior to the completion of the Placement, all fees due to the Placement Agent shall be paid by the Company to the Placement Agent on or before the Termination Date (in the event such fees are earned or owed as of the Termination Date). The Placement Agent agrees not to use any confidential information concerning the Company provided to the Placement Agent by the Company for any purposes other than those contemplated under this Agreement.

SECTION 6. PLACEMENT AGENT INFORMATION. Notwithstanding anything herein to the contrary, if in the course of the Placement Agent’s performance of due diligence, the Placement Agent deems it necessary to terminate this Agreement, the Placement Agent may do so at any time upon immediate written notice. The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in their evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agent’s prior written consent.

SECTION 7. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the Indemnification Provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agent hereunder, all of which are hereby expressly waived.

SECTION 8. CLOSING. The obligations of the Placement Agent, and the closing of the sale of the Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company and its Subsidiaries contained herein and in the Purchase Agreement, to the accuracy of the statements of the Company and its Subsidiaries made in any certificates pursuant to the provisions hereof, to the performance by the Company and its Subsidiaries of their obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent.

A. No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission, and any request for additional information on the part of the Commission (to be included in the Registration Statement, the Base Prospectus, the Prospectus Supplement or otherwise) shall have been complied with to the reasonable satisfaction of the Placement Agent. Any filings required to be made by the Company in connection with the Placement shall have been timely filed with the Commission.

B. The Placement Agent shall not have discovered and disclosed to the Company on or prior to the Closing Date that the Registration Statement, the Base Prospectus, the Prospectus Supplement or any amendment or supplement thereto contains an untrue statement of a fact which, in the opinion of counsel for the Placement Agent, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading.

C. All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Securities, the Registration Statement, the Base Prospectus and the Prospectus Supplement and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agent, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

D. The Placement Agent shall have completed its due diligence investigation of the Company to the satisfaction of the Placement Agent and its counsel.

E. The Placement Agent shall have received from outside counsels to the Company such counsels’ written opinions, addressed to the Placement Agent and the Purchasers and dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agent; provided, however, that the negative assurance letter will be only addressed to the Placement Agent.

F. On the date of this Agreement and on the Closing Date, the Placement Agent shall have received a “comfort” letter from Wei, Wei & Co., LLP as of each such date, addressed to the Placement Agent and in form and substance satisfactory in all respects to the Placement Agent and Placement Agent’s counsel.

G. On the Closing Date, Placement Agent shall have received a certificate of the Chief Executive Officer of the Company, dated, as applicable, as of the date of such Closing, to the effect that, as of the date of this Agreement and as of the applicable date, the representations and warranties of the Company contained herein and in the Purchase Agreement were and are accurate in all material respects, except for such changes as are contemplated by this Agreement and except as to representations and warranties that were expressly limited to a state of facts existing at a time prior to the applicable Closing Date, and that, as of the applicable date, the obligations to be performed by the Company hereunder on or prior thereto have been fully performed in all material respects.

H. On the Closing Date, Placement Agent shall have received a certificate of an Officer of the Company, dated, as applicable, as of the date of such Closing, certifying to, among others, the organizational documents and board resolutions relating to the Placement of the Securities from the Company.

I. On the Closing Date, Placement Agent shall have received a certificate of the Chief Executive Officer of the Company, dated, as applicable, as of the date of such Closing, certifying to, among others, certain regulatory matters and certain matters related to Color China Entertainment Limited.

J. On the Closing Date, Placement Agent shall have received a certificate of the Chief Financial Officer of the Company, dated, as applicable, as of the date of such Closing, certifying to, among others, financial information.

K. On the Closing Date, Placement Agent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated, as applicable, as of the date of such Closing, certifying to, the Company’s eligibility to use the Registration Statement.

L. Lock-Up Agreements. On or before the date hereof, the Placement Agent shall have received, and the Company shall have caused to be delivered to the Placement Agent, lock-up agreements from the persons set forth on Exhibit A hereto, addressed to the Placement Agent, dated as of the date hereof, in the form set forth on Exhibit B hereto.

M. Neither the Company nor any of its Subsidiaries (i) shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the Base Prospectus and the Prospectus Supplement, any loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Registration Statement, the Base Prospectus and the Prospectus Supplement, or (ii) since such date there shall not have been any change in the capital stock or long-term debt of the Company or any of its Subsidiaries or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, stockholders' equity, results of operations or prospects of the Company and its Subsidiaries, otherwise than as set forth in or contemplated by the Registration Statement, the Base Prospectus and the Prospectus Supplement, the effect of which, in any such case described in clause (i) or (ii), is, in the judgment of the Placement Agent, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Base Prospectus, Time of Sale Prospectus and Prospectus Supplement.

N. The Company’s Ordinary Shares, par value US$0.001 per share (the “Ordinary Shares”) are registered under the Exchange Act and, as of the Closing Date, the Company has submitted the notification of listing of additional shares including Shares and the Warrant Shares to the Trading Market or other U.S. applicable national exchange and has not received any information indicating that the such listing of the Shares and the Warrant Shares will be rejected and satisfactory evidence of such action shall have been provided to the Placement Agent. The Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Ordinary Shares under the Exchange Act or delisting or suspending from trading the Shares or the Warrant Shares from the Trading Market or other applicable U.S. national exchange, nor has the Company received any information suggesting that the Commission or the Trading Market or other U.S. applicable national exchange (other than that certain Hearing Panel Decision from the Nasdaq Capital Market, dated April 16, 2020, that certain bid price deficiency letter from the Nasdaq Capital Market, dated March 5, 2020, and that certain Nasdaq Tolling Price-Based Requirement Letter dated July 1, 2020) is contemplating terminating such registration or listing.

O. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

P. The Company shall have prepared and filed with the Commission a Report of Foreign Private Issuer on Form 6-K with respect to the Placement, including as an exhibit thereto this Agreement.

K. The Company shall have entered into a Purchase Agreement with each of the Purchasers and such agreements shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed between the Company and the Purchasers.

R. FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement. In addition, the Company shall, if requested by the Placement Agent, make or authorize Placement Agent’s counsel to make on the Company’s behalf, any filing with the FINRA Corporate Financing Department pursuant to FINRA Rule 5110 with respect to the Placement and pay all filing fees required in connection therewith.

S. On or prior to the Closing Date and for a period of three (3) years from the initial Closing Date, the Company has and shall retain Action Stock Transfer Corp. as its transfer agent and registrar or another transfer agent and registrar that is registered with the Commission under Section 17A(c) of the Securities Exchange Act of 1934 and authorized, experienced and able to provide such services.

T. On or prior to the Closing Date and for a period of three (3) years from the initial Closing Date, the Company has and shall retain, at its expense, Wei, Wei & Co., LLP as its independent registered accountants or another independent registered accounting firm that is a PCAOB registered auditor authorized, experienced and able to provide such services, and shall cause such independent registered accounting firm to audit the Company’s annual financial statements and to review the Company’s interim financial statements during such period.

U. Prior to the Closing Date, the Company shall have furnished to the Placement Agent such further information, certificates and documents as the Placement Agent may reasonably request.

If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Placement Agent or to Placement Agent’s counsel pursuant to this Section 8 shall not be reasonably satisfactory in form and substance to the Placement Agent and to Placement Agent’s counsel, all obligations of the Placement Agent hereunder may be cancelled by the Placement Agent at, or at any time prior to, the consummation of the Closing. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 9. RIGHT OF FIRST REFUSAL.

The Company agrees that upon a closing of the Placement, Maxim shall have a right of first refusal for a period of eighteen (18) from the commencement of sales of the Placement to act as lead managing underwriter and book running manager or minimally co-lead manager and co-book runner and/or co-lead placement agent with at least 100% of the economics, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings during such eighteen (18) month period of the Company, or any successor to or any Subsidiary of the Company. The right of first refusal contained in this Section 9 shall replace and supersede the right of participation granted by the Company to Maxim pursuant to that certain Placement Agency Agreement, dated March 31, 2020, between the Company and Maxim, and pursuant to that certain Placement Agency Agreement, dated May 11, 2020, between the Company and Maxim. The Company and any such Subsidiary or successor will consult Maxim with regard to any such proposed financing and will offer the Maxim the opportunity to purchase or sell any such securities on terms not more favorable to the Company or any such Subsidiary or successor, as the case may be, than it or they can secure elsewhere.  If Maxim fails to accept such offer within ten (10) business days after the mailing of a notice containing the material terms of the proposed financing proposal by registered mail or overnight courier service addressed to Maxim, then, subject to the rights of Maxim contained in Section 9(a) herein, Maxim shall have no further claim or right with respect to the financing proposal contained in such notice. If, however, the terms of such financing proposal are subsequently modified in any material respect, the preferential right referred to herein shall apply to such modified proposal as if the original proposal had not been made. Maxim’s failure to exercise its preferential right with respect to any particular proposal shall not affect its preferential rights relative to future proposals.

SECTION 10. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 11. ENTIRE AGREEMENT/MISC. This Agreement (including the attached Indemnification Provisions) embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by the Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive the closing of the Placement and delivery of the Securities. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

SECTION 12. CONFIDENTIALITY. The Placement Agent (i) will keep the Confidential Information (as such term is defined below) confidential and will not (except as required by applicable law or stock exchange requirement, regulation or legal process), without the Company’s prior written consent, disclose to any person any Confidential Information, and (ii) will not use any Confidential Information other than in connection with the Placement. The Placement Agent further agrees to disclose the Confidential Information only to its Representatives (as such term is defined below) who need to know the Confidential Information for the purpose of the Placement, and who are informed by the Placement Agent of the confidential nature of the Confidential Information. The term “Confidential Information” shall mean, all confidential, proprietary and non-public information (whether written, oral or electronic communications) furnished by the Company to a Placement Agent or its Representatives in connection with such Placement Agent’s evaluation of the Placement. Information communicated orally or otherwise than in writing, shall only be considered Confidential Information if such information is designated as being confidential at the time of disclosure (or promptly thereafter) and is reduced in writing and identified to the Placement Agent as being Confidential Information immediately after the initial disclosure. The term “Confidential Information” will not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by a Placement Agent or its Representatives in violation of this Agreement, (ii) is or becomes available to a Placement Agent or any of its Representatives on a non-confidential basis from a third-party, (iii) is known to a Placement Agent or any of its Representatives prior to disclosure by the Company or any of its Representatives, (iv) is or has been independently developed by a Placement Agent and/or the Representatives without use of any Confidential Information furnished to it by the Company, or (v) is required to be disclosed pursuant to applicable legal or regulatory authority. The term “Representatives” shall mean each Placement Agent’s directors, board committees, officers, employees, financial advisors, attorneys and accountants. This provision shall be in full force until the earlier of (a) the date that the Confidential Information ceases to be confidential and (b) two (2) years from the date hereof.

SECTION 13. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 14. Press Announcements. The Company agrees that the Placement Agent shall, from and after any Closing, have the right to reference the Placement and the Placement Agent’s role in connection therewith in the Placement Agent’s marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense.

[The remainder of this page has been intentionally left blank.]

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Maxim the enclosed copy of this Agreement.

Very truly yours,

Maxim GROUP LLC

By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Executive Managing Director and Head of Investment Banking

Address for notice:
405 Lexington Avenue
New York, NY 10174
Attention: James Siegel, General Counsel
Email: jsiegel@maximgrp.com

Accepted and Agreed to as of

the date first written above:

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao Lu
	Name:	Biao Lu
	Title:	Chief Executive Officer

Address for notice:

800 3rd Ave, Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

Attn: Biao Lu

Email: 28027057@qq.com

[Signature Page to Placement Agency Agreement Between

Color Star Technology Co., Ltd. and Maxim Group LLC]

ADDENDUM A

INDEMNIFICATION PROVISIONS

In connection with the engagement of Maxim Group LLC (the “Lead Manager”) by Color Star Technology Co., Ltd. (the “Company”) pursuant to a placement agency agreement dated as of the date hereof, between the Company and the Lead Manager, as it may be amended from time to time in writing (the “Agreement”), the Company hereby agrees as follows:

1. To the extent permitted by law, the Company will indemnify the Lead Manager and each of its affiliates, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to the Agreement, except, with regard to the Lead Manager, to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from the Lead Manager’s willful misconduct or gross negligence in performing the services described herein, as the case may be.

2. Promptly after receipt by the Lead Manager of notice of any claim or the commencement of any action or proceeding with respect to which the Lead Manager is entitled to indemnity hereunder, the Lead Manager will notify the Company in writing of such claim or of the commencement of such action or proceeding, and the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to the Lead Manager and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the Lead Manager will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for the Lead Manager reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and the Lead Manager. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company. The Company will have the exclusive right to settle the claim or proceeding provided that the Company will not settle any such claim, action or proceeding without the prior written consent of the Lead Manager, which will not be unreasonably withheld.

3. The Company agrees to notify the Lead Manager promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by the Agreement.

4. If for any reason the foregoing indemnity is unavailable to the Lead Manager or insufficient to hold the Lead Manager harmless, then the Company shall contribute to the amount paid or payable by the Lead Manager, as the case may be, as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand, and the Lead Manager on the other, but also the relative fault of the Company on the one hand and the Lead Manager on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, the Lead Manager’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by the Lead Manager under the Agreement (excluding any amounts received as reimbursement of expenses incurred by the Lead Manager).

5. These Indemnification Provisions shall remain in full force and effect whether or not the transaction contemplated by the Agreement is completed and shall survive the termination of the Agreement, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under the Agreement or otherwise.

[The remainder of this page has been intentionally left blank.]

Very truly yours,

Maxim GROUP LLC

By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Executive Managing Director and Head of Investment Banking

Address for notice:
405 Lexington Avenue
New York, NY 10174
Attention: James Siegel, General Counsel
Email: jsiegel@maximgrp.com

Accepted and Agreed to as of

the date first written above:

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao Lu
	Name:	Biao Lu
	Title:	Chief Executive Officer

800 3rd Ave, Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

Attn: Biao Lu

Email: 28027057@qq.com

[Signature Page to Indemnification Provisions

Pursuant to Placement Agency Agreement

between Color Star Technology Co., Ltd. and Maxim Group LLC]

Exhibit A

Lock-Up Parties

Name	Title
Biao Lu	Chairman and Chief Executive Officer
Lili Jiang	Director and Chief Financial Officer
Wei Pei	Director
Xiaoyuan Zhang	Director
Wei Fang	Director

Exhibit B

Form of Lock-Up Agreement

LOCK-UP AGREEMENT

July ___, 2020

Maxim Group LLC

405 Lexington Avenue

New York, NY 10174

Re: Placement of Color Star Technology Co., Ltd.

Ladies and Gentlemen:

The undersigned, a holder of securities of Color Star Technology Co., Ltd. (the “Company”), understands that you are the placement agent (the “Placement Agent”) named in the placement agency agreement (the “Placement Agency Agreement”) to be entered into among the Placement Agent and the Company, providing for the placement (the “Placement”) of (i) Shares pursuant to a registration statement and related prospectuses and supplements thereto filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”) and (ii) Warrants (together with the Shares, the “Securities”) pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D. Capitalized terms used herein and not otherwise defined shall have the meanings set forth for them in the Placement Agency Agreement.

In consideration of the Placement Agent’s agreement to enter into the Placement Agency Agreement and to proceed with the Placement of the Securities, and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned hereby agrees, for the benefit of the Company, the Placement Agent that, without the prior written consent of the Placement Agent, the undersigned will not, during the period specified in the following paragraph (the “Lock-Up Period”), directly or indirectly, unless otherwise provided herein, (a) offer, sell, agree to offer or sell, solicit offers to purchase, convert, exercise, exchange, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer (each a “Transfer”) any Relevant Security (as defined below) or otherwise publicly disclose the intention to do so, or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder) with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that Transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so. As used herein, the term “Relevant Security” means any Share, warrant to purchase Shares or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, Shares or any other equity security of the Company, in each case owned beneficially or otherwise by the undersigned on the date set forth on the front cover of the final prospectus used in connection with the Placement of the Securities (the “Effective Date”) or acquired by the undersigned during the Lock-Up Period.

The Lock-Up Period will commence on the date of this Lock-up Agreement and continue and include the date that is one hundred eighty (180) days after the closing of the Placement.

In addition, the undersigned further agrees that, without the prior written consent of the Placement Agent, during the Lock-Up Period the undersigned will not: (i) file or participate in the filing with the SEC of any registration statement or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document, in each case with respect to any proposed offering or sale of a Relevant Security, or (ii) exercise any rights the undersigned may have to require registration with the SEC of any proposed offering or sale of a Relevant Security.

In addition, if: (i) the Company issues an earnings release or material news or a material event relating to the Company occurs during the last seventeen (17) days of the Lock-Up Period, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Agreement shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event (the “Extension Period”). However, for purposes of clarity, only one Extension Period may occur.

In furtherance of the undersigned’s obligations hereunder, the undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, Relevant Securities for which the undersigned is the record owner and the transfer of which would be a violation of this Lock-Up Agreement and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record owner, agrees that during the Lock-Up Period it will cause the record owner to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, such Relevant Securities to the extent such transfer would be a violation of this Lock-Up Agreement.

Notwithstanding the foregoing, the undersigned may transfer the undersigned’s Relevant Securities:

(i)	as a bona fide gift or gifts,

(ii)	to any trust for the direct or indirect benefit of the undersigned or a member of members of the immediate family of the undersigned,

(iii)	if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (1) to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 under the Securities Act of 1933) of the undersigned, (2) to limited partners, limited liability company members or stockholders of the undersigned, or (3) in connection with a sale, merger or transfer of all or substantially all of the assets of the undersigned or any other change of control of the undersigned, not undertaken for the purpose of avoiding the restrictions imposed by this Lock-Up Agreement,

(iv)	if the undersigned is a trust, to the beneficiary of such trust,

(v)	by testate or intestate succession,

(vi)	by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, or

(vii)	pursuant to the Placement Agency Agreement;

provided, in the case of clauses (i)-(vi), that (A) such transfer shall not involve a disposition for value, (B) the transferee agrees in writing with the Placement Agent and the Company to be bound by the terms of this Lock-Up Agreement, and (C) such transfer would not require any filing under Section 16(a) of the Exchange Act and no such filing is voluntarily made.

For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that this Lock-Up Agreement has been duly authorized (if the undersigned is not a natural person) and constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date of this Lock-Up Agreement.

The undersigned understands that, if the Placement Agency Agreement does not become effective, or if the Placement Agency Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

The undersigned, whether or not participating in the Placement, understands that the Placement Agent is entering into the Placement Agency Agreement and proceeding with the Placement in reliance upon this Lock-Up Agreement.

[The remainder of this page has been intentionally left blank.]

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof. Delivery of a signed copy of this Lock-Up Agreement by facsimile or e-mail/.pdf transmission shall be effective as the delivery of the original hereof.

Very truly yours,

Signature: _______________________________
Name (printed):
Title (if applicable):
Entity (if applicable):